UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Buhrmann NV

(Name of Issuer)

Ordinary Shares at a par value of EUR 1.20 per
share, represented by American Depositary Shares

(Title of Class of Securities)

12007Q100

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,832,426 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,832,426 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,832,426 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,213,533 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,213,533 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,533 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 23,045,959 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 23,045,959 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,045,959 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Office, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,069,146 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,069,146 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,069,146 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 24,115,105 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 24,115,105 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,115,105 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Statement on Schedule 13D jointly filed on May 14, 2004 by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIFIV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (iv) AP Office, LLC, a Delaware limited liability company (“AP Office”), and (v) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”, and collectively with AIFIV, Overseas IV, Advisors IV and AP Office, the “Reporting Persons”), and relates to the ordinary shares at a par value of EUR 1.20 per share, represented by American Depositary Shares (the “Ordinary Shares”) of Buhrmann NV (the “Issuer”).

Unless otherwise indicated, each capitalized term used but no otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on May 14, 2004.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

Item 2.    Identity and Background

Item 3.    Source and Amount of Funds or Other Consideration

Item 4.    Purpose of Transaction

Item 4, to which reference is made regarding a description of the securities of the Issuer owned of record by AIFIV, Overseas IV and AP Office, is hereby amended and supplemented as follows:

As of February 22, 2005, AIFIV owns of record 25,403 Preference Shares C, Overseas IV owns of record 1,412 Preference Shares C and AP Office owns of record 1,244 Preference Shares C.  Each share of Preference Shares C is convertible into approximately 859.443 Ordinary Shares.  Assuming the conversion of all of the Preference Shares C as of February 22, 2005, the Reporting Persons would beneficially own in the aggregate 24,115,105 Ordinary Shares of the Issuer, representing approximately 14.9% of the outstanding Ordinary Shares of the Issuer.

On February 22, 2005, AIFIV, Overseas IV and AP Office (the “Apollo Holders”), the other holders of the Preference Shares C and the Issuer entered into the Share Sale and Purchase Agreement (the “Purchase Agreement”), whereby, subject to the terms and conditions therein, the Apollo Holders and the other holders of the outstanding Preference Shares C agreed to sell and the Issuer agreed to purchase all of the outstanding Preference Shares C for an aggregate of U.S.$ 520 million.  Upon completion of the proposed transaction, the Apollo Holders will no longer hold any shares of the Preference Shares C of the Issuer.  The Purchase Agreement is conditioned on, among other things, the Issuer successfully raising the funds required to pay the purchase price, the consent of the Issuer’s banking syndicate and the receipt of necessary shareholder approvals. The Apollo Holders, and the other holders of the Preference Shares C that had the right to designate members for nomination to the Issuer’s supervisory board, each agreed that the supervisory board member nominated by such parties would resign upon completion of the proposed transaction.  The Apollo Holders and the other holders of the Preference Shares C each also agreed to vote to approve the Issuer’s purchase of the shares and the issuance of additional securities by the Issuer to partly finance the proposed purchase.  The Purchase Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13D and is incorporated into this Item 4 by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

As the general partner of AIFIV and the managing general partner of Overseas IV, Advisors IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV and Overseas IV.  As the manager of AIFIV, Overseas IV and AP Office, Management IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV, Overseas IV and AP Office.  AIFIVM may also be deemed to beneficially own the Ordinary Shares shown as beneficially owned by Advisors IV, AIFIV or Overseas IV.  Capital Management may also be deemed to beneficially own the Ordinary Shares shown as beneficially owned by Management IV, AP Office, AIFIV or Overseas IV.  AIFIV, Overseas IV and AP Office each disclaim beneficial ownership of the Ordinary Shares held by each other, and Advisors IV, Management IV, AIFIVM and Capital Management each disclaim beneficial ownership of the Ordinary Shares held by AIFIV, Overseas IV and AP Office.  The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in,  any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned is based on 137,595,000 outstanding Ordinary Shares of the Issuer, based on information provided by the Issuer in its Report on Form 6-K on February 9, 2005.

(b)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)   None.

(e)   Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Purchase Agreement contained in Item 4 to this Amendment No. 1 to Schedule 13D, which is hereby incorporated by reference into this Item 6.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:	Share Sale and Purchase Agreement dated February 22, 2005 by and among AIFIV, Overseas IV, AP Office, the other shareholders identified therein and Buhrmann N.V.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 25, 2005	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 25, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 25, 2005	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 25, 2005	AP OFFICE, LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 25, 2005	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President